UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.__)*

NuPathe Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
67059M100
(CUSIP Number)
August 6, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	67059M100

1	NAMES OF REPORTING PERSONS GlaxoSmithKline plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	England and Wales

	5	SOLE VOTING POWER

NUMBER OF		1,174,332

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,174,332

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,174,332

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	67059M100
ITEM 1.
(a) Name of Issuer:
NuPathe Inc.
(b) Address of Issuer’s Principal Executive Offices:
227 Washington Street
Suite 200
Conshohocken, PA 19428
ITEM 2.
(a) Name of Person Filing:
GlaxoSmithKline plc
(b) Address of Principal Business Office, or if None, Residence:
980 Great West Road
Brentford
Middlesex
TW8 9GS ENGLAND
(c) Citizenship:
England and Wales
(d) Title of Class of Securities:
Common Stock, par value $0.001 per share
(e) CUSIP Number:
67059M100
ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
Not Applicable
ITEM 4. OWNERSHIP.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
The information in items 1 and 5 through 11 on the cover pages (page 2) on Schedule 13G is hereby incorporated by reference.
S.R. One, Limited, a wholly-owned subsidiary of the Reporting Person, is the record holder of 1,151,211 shares of Common stock and an additional 15,635 shares of Common stock which may be acquired by S.R. One, Limited upon the exercise of warrants, constituting approximately 8.0% of such class of securities. Michael C. Diem, who is a director of the Issuer and an employee of GlaxoSmithKline LLC, a wholly-owned subsidiary of Reporting Person, holds 7,486 stock options to acquire shares of Common stock of the Issuer. Pursuant to the terms of his employment, the Reporting Person is the beneficial owner of the options held by Mr. Diem and may direct his actions regarding such options. The Reporting Person may be deemed to have sole voting or dispositive powers with respect to the shares underlying the stock option held by Mr. Diem.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

S.R. One, Limited*	Common Stock	1,151,211
	Warrants	15,635

Michael C. Diem**	Stock Options	7,486

		1,174,332	8.0%

*	Shares are held of record by S.R. One, Limited, a wholly-owned subsidiary of the Reporting Person.

**	The Reporting Person is the beneficial owner of the stock options pursuant to the terms of Mr. Diem’s employment.
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
N.A.
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
N.A.
ITEM 9. NOTICE OF DISSOLUTION OF GROUP.
N.A.

ITEM 10. CERTIFICATIONS.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

10 February 2011

(Date)

/s/ Victoria A. Whyte

(Signature)

Victoria A. Whyte, Company Secretary

(Name/Title)
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.